FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5

1. Name and Address of Reporting Person*	2.	Issuer Name and Ticker	4.	Statement for	6.	Relationship of Reporting Person(s) to Issuer
or Trading Symbol	(Month/Year)	(Check all applicable)
Beltz, Michael A.	Alliance Data Systems Corporation ADS	September 2001	_______ Director ______ 10% Owner ___X___ Officer ______ Other

(Last)	(First)	(Middle)	Officer/Other Description Executive Vice President and President, Transaction Services Group

17655 Waterview Parkway

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line)
__ Form filed by More than One Reporting Person X Form filed by One Reporting Person
(Street)
Dallas, TX 75252-8012

(City)	(State)	(Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	3.	Transaction Code and Voluntary Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) Of (Instr. 3, 4 and 5)	5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

Code | V	Amount | A/ D | Price
Common	09/25/2001	J |	1,000(1) | A | $14.40	38,000 (2)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/ Year)	4.	Transaction Code and Voluntary (V) Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or isposed (D) Of (Instr. 3, 4 and 5)	6.	Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)

							Code | V				Date Exercisable	Expiration Date
	Employee Stock Option (right to buy)		$9.00								Varies (3) | 05/5/2007

	Employee Stock Option (right to buy)		$9.00								Varies (4) | 07/23/2008

	Employee Stock Option (right to buy)		$9.90								Varies (5) | 11/30/2008

	Employee Stock Option (right to buy)		$9.90								Varies (6) | 05/6/2009

	Employee Stock Option (right to buy)		$15.00								Varies (7) | 08/31/2010

	Employee Stock Option (right to buy)		$12.00								Varies (8) | 06/08/2011

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Common – 44,444				44,444		D

	Common – 38,888				38,888		D

	Common – 27,777				27,777		D

	Common – 22,222				22,222		D

	Common – 80,000				80,000		D

	Common – 38,048				38,048		D

Explanation of Responses: See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).					/s/ Kellie J. Watts				9/26/2001
					** Signature of Reporting Person				Date
					Attorney-in-Fact for Michael A. Beltz

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Alliance Data Systems Corporation  ADS

Form 4 - September 2001
Beltz, Michael A. 17655 Waterview Parkway Dallas, TX 75252-8012

Explanation of responses:

(1)	Purchase pursuant to SEC Release No. 44791 dated September 14, 2001, and extended with Release No. 44827 dated September 21, 2001.
(2)	Total beneficial onwership includes 28,000 unvested shares of common stock pursuant to a restricted stock grant.
(3)	The option became exercisable for 5,556 shares on 1/31/98, 13,888 shares on 1/31/99, 13,889 shares on 1/31/00, and 11,111 shares on 1/31/01.
(4)	The option became exercisable for 9,722 shares on each of 1/31/99, 1/31/00, and 1/31/01, and becomes exercisable for 9,722 shares on 1/31/02.
(5)	The option became exercisable for 6,944 shares on each of 1/31/99, 1/31/00, and 1/31/01, and becomes exercisable for 6,945 shares on 1/31/02.
(6)	The option is exercisable for 5,556 shares on each of 1/31/00, 1/31/01, 1/31/02 and 1/31/03.
(7)	The option becomes exercisable for 26,400 shares on each of 8/31/01 and 8/31/02 and for 27,200 shares on 8/31/03.
(8)	The option is exercisable for 33% of the underlying shares on each of 6/7/02 and 6/7/03, and for 34% on 6/7/04.